UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bellicum Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

079481107

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

N/A

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

(Continued on the following pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 079481107	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,491,244
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,491,244
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,491,244
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1)	Based on 49,924,719 shares of common stock (“Common Stock”) of Bellicum Pharmaceuticals, Inc. (the “Issuer”) outstanding as of November 22, 2019, as reported in the Issuer’s Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) on December 5, 2019.

CUSIP No. 079481107	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,491,244
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,491,244
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,491,244
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1)	Based on 49,924,719 shares of Common Stock outstanding as of November 22, 2019, as reported in the Issuer’s Schedule 14A filed with the SEC on December 5, 2019.

CUSIP No. 079481107	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,491,244
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,491,244
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,491,244
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 49,924,719 shares of Common Stock outstanding as of November 22, 2019, as reported in the Issuer’s Schedule 14A filed with the SEC on December 5, 2019.

CUSIP No. 079481107	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,491,244
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,491,244
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,491,244
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Based on 49,924,719 shares of Common Stock outstanding as of November 22, 2019, as reported in the Issuer’s Schedule 14A filed with the SEC on December 5, 2019.

CUSIP No. 079481107	Page 6 of 9 Pages

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D amends and supplements the statements on the previously filed Schedules 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as hereto amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”) and their respective general partners, the Funds respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 5(c) below is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Set forth below is the aggregate number of shares of common stock (“Common Stock”) of Bellicum Pharmaceuticals, Inc. (the “Issuer”) directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as shares of Common Stock that may be acquired upon conversion of the Issuer’s Series 1 Redeemable Convertible Non-Voting Preferred Stock each initially convertible into 100 shares of Common Stock (“Series 1 Preferred”) and exercise of the warrants to purchase Common Stock at an exercise price of $1.30 per share or to purchase Series 1 Preferred at $130 per share (“Public Warrants”), and conversion or exercise of the Series 2 Redeemable Convertible Non-Voting Preferred Stock of the Issuer each initially convertible into 100 shares of Common Stock (“Series 2 Preferred”) and warrants to purchase Common Stock at an exercise price of $1.00 per share (“Series 2 Private Warrants”) and Series 3 Redeemable Convertible Non-Voting Preferred Stock of the Issuer each initially convertible into 100 shares of Common Stock (“Series 3 Preferred”) and warrants to purchase Common Stock at an exercise price of $1.40 per share (“Series 3 Private Warrants”, and together with Series 2 Private Warrants, “Private Warrants”) underlying the right to purchase Series 2 Preferred and Series 2 Private Warrants (“Series 2 Rights”) and Series 3 Preferred Shares and Series 3 Private Warrants (“Series 3 Rights”), respectively, subject to the limitations on exercise described below.

				Series 2 Rights		Series 3 Rights
Name	Common Stock	Series 1 Preferred as Converted to Common	Public Warrants as converted to common	Series 2 Preferred as Converted to Common	Series 2 Private Warrants as converted to common	Series 3 Preferred as Converted to Common	Series 3 Private Warrants as converted to common
667, L.P.	219,126	3,718,600	3,718,600	2,489,000	1,991,169	1,770,800	622,240
Baker Brothers Life Sciences, L.P.	2,272,118	41,081,400	41,081,400	27,496,700	21,997,370	19,640,500	6,874,178
Total	2,491,244	44,800,000	44,800,000	29,985,700	23,988,539	21,411,300	7,496,418

CUSIP No. 079481107	Page 7 of 9 Pages

The Public Warrants are exercisable immediately at the election of the holder to the extent that immediately prior to or after giving effect to such exercise the holders thereof and their affiliates and other attribution parties would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, no more than 4.99% of the outstanding shares of Common Stock (“Public Beneficial Ownership Limitation”). This Public Beneficial Ownership Limitation may be changed at the holder’s election to a lower percentage at any time or to a higher percentage not to exceed 19.9% upon 61 days’ notice to the Issuer. The Public Warrants will expire on August 21, 2026.

The Series 2 Preferred and Series 3 Preferred are each initially convertible at any time at the option of the holder subject to the Private Beneficial Ownership Limitation (defined below).

The Private Warrants are immediately exercisable upon issuance, provided that the holder will be prohibited, subject to certain exceptions, from exercising a Private Warrant for shares of Common Stock to the extent that immediately prior to or after giving effect to such exercise, the holder, together with its affiliates and other attribution parties, would beneficially own more than 4.99% of the total number of shares of Common Stock then issued and outstanding (“Private Beneficial Ownership Limitation”), which percentage may be changed at the holder’s election to a lower percentage at any time or to a higher percentage not to exceed 19.9% upon 61 days’ notice to the Issuer. The Private Warrants will expire seven years from the date of issuance.

(c) The following transactions in Common Stock were effected by the Funds noted below during the sixty days preceding the filing of this statement. All transactions were effected in the over-the-counter market directly with a broker-dealer. Except as disclosed herein none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Name	Date	Number of Shares	Transaction	Price/Share	Footnotes
667, L.P.	1/16/2020	12,119	Sale	2.0793	1
Baker Brothers Life Sciences, L.P.	1/16/2020	133,714	Sale	2.0793	1
667, L.P.	1/17/2020	2,493	Sale	2.4719	2
Baker Brothers Life Sciences, L.P.	1/17/2020	27,507	Sale	2.4719	2
667, L.P.	1/22/2020	893	Sale	2.2972	3
Baker Brothers Life Sciences, L.P.	1/22/2020	9,848	Sale	2.2972	3

(1)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $2.05 to $2.17. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $2.20 to $2.78. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3)	The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $2.30 to $2.32. The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

CUSIP No. 079481107	Page 8 of 9 Pages

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) On January 22, 2020, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Common Stock.

CUSIP No. 079481107	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2020

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker